SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended April 9, 2003

Commission File Number 000-30084

LINUX GOLD CORP
(formerly LinuxWizardry Systems, Inc).
Registrant's Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F     X               Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes  ______                  No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ______                  No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

2.        Exhibits

           99.1 Press release of the Company dated March 19, 2003.
           99.2 Press release of the Company dated March 28, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

		By	/s/ John G. Robertson
John G. Robertson,
President
Date	April 9, 2003

LINUX GOLD CORP.

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXGF

DRILLING COMPLETED ON THE FISH CREEK CLAIMS,
ALASKA

For Immediate Release: March 19, 2003, Fairbanks, Alaska – Linux Gold Corp. (OTC BB: LNXGF) has been notified by Teryl Resources Corp.’s geological consultant, Avalon Development Corp., that the Fish Creek reverse circulation drilling program is completed. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization.

Hard rock samples have been submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples have been bagged and stored in our warehouse awaiting warmer weather to process them.

Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program. The Fish Creek Claims are located in the Fairbanks, Alaska mining district near the Kinross Gold Corp.’s Fort Knox Mine and adjacent to Teryl Resources Corp.’s joint venture Gil prospect which is reported to contain 10.7 million tons of gold at a grade of 0.04 opt Au (1.24 gpt) of drill indicated/inferred reserves.

The Company is pleased to announce that the name change is effective March 19, 2003 to Linux Gold Corp. and will trade under the new stock symbol on the OTC BB: LNXGF. All shares in the name “LinuxWizardry Systems, Inc.” shall remain valid.

Teryl Resources Corp. has an option to earn a 50% interest in the Fish Creek Claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:       John Robertson
                    800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996   Fax: 604-278-3409   Toll Free: 800-665-4616   www.linuxgoldcorp.com

LINUX GOLD CORP.

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXGF

COMPLETION OF PRIVATE PLACEMENT

For Immediate Release: March 28, 2003, Vancouver, B.C. – Linux Gold Corp. (OTC BB: LNXGF) announces pursuant to its News Releases dated January 28, 2003, whereby the Company disclosed that it had arranged a private placement of an aggregate of 1,500,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit, the Company is pleased to announce that private placement is now closed. The Company sold 675,000 units to various investors. Each unit consists of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year with expiry dates ranging from January 30, 2004 to February 19, 2004 and $0.15 in the second year with expiry dates ranging from January 30, 2005 to February 19, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:       John Robertson
                    800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996   Fax: 604-278-3409   Toll Free: 800-665-4616   www.linuxgoldcorp.com